Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: OCI N.V.

Subject Companies: OCI N.V.; CF Industries Holdings, Inc.

Form S-4 File Number: [●]

On August 12, 2015, the below announcement was made by Iowa Fertilizer Company LLC regarding its Series 2013 Bonds. Iowa Fertilizer Company LLC is a subsidiary of OCI N.V.

On August 6, 2015, OCI N.V., a public company with limited liability (naamloze vennootschap) incorporated under the law of the Netherlands (“OCI”), the ultimate parent company of Iowa Fertilizer Company LLC, a Delaware limited liability company (“IFCo”), announced that it had entered into a combination agreement (the “Combination Agreement”) by and among OCI, CF Industries Holdings, Inc., a Delaware corporation (“CF”), Darwin Holdings Limited, a private company limited by shares incorporated under the law of England (“Darwin”) and Beagle Merger Company LLC, a Delaware limited liability company and wholly-owned, direct or indirect subsidiary of Darwin.

The Combination Agreement provides for the combination of CF with OCI’s European, North American and global distribution businesses (the “Combination”) under Darwin, which will be the new holding company for the combined businesses.

In particular, the Combination Agreement contemplates that Darwin will acquire OCI Fertilizer International B.V., a private company with limited liability (besloten vennootschap) organized under the law of the Netherlands and the indirect parent of IFCo. Under the terms of the Bond Financing Agreement and the related provisions of the Indenture for the Series 2013 Bonds, a change in the ownership of OCI Fertilizer International B.V does not constitute a Financing Default Event thereunder.

The Combination was unanimously approved by the board of directors of both OCI and CF. The consummation of the Combination is subject to certain customary closing conditions, including the affirmative vote of the holders of a majority of the issued and outstanding shares of CF common stock and the affirmative vote of a simple majority of the votes cast at a meeting of OCI stockholders, the successful completion of certain restructuring steps by OCI, the receipt of certain regulatory approvals and the completion of a marketing period in connection with certain financing commitments entered into in connection with the Combination.

The full press release from OCI N.V. may be found here: http://www.oci.nl/investor-relations/news/2015/08/06/oci-nv-and-cf-industries-create-global-nitrogen-le/

Additional information regarding the Combination and the Combination Agreement is available on CF’s Form 8-K filed today with the Securities and Exchange Commission (the “SEC”), which is available at the SEC’s website http://www.sec.gov.

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address certain plans, activities or events which IFCo or OCI expects will or may occur in the future and relate to, among other things, the business combination transactions involving IFCo, OCI, Darwin and CF, financing of the proposed transactions, the benefits, effects and timing of the proposed transactions, future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statement, including the possibility that the various closing conditions for the transactions may not be satisfied or waived, including the ability to obtain regulatory approvals of the transactions on the proposed terms and schedule; the risk that competing offers will be made; the failure of OCI or CF shareholders to approve the transactions; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; the combined company’s ability to achieve the cost savings and synergies contemplated by the proposed transactions within the expected time frame; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; changes in tax laws or interpretations, including but not limited to changes that could increase Darwin’s or CF’s consolidated tax liabilities, or that would result, if the transactions were consummated, in Darwin being treated as a domestic corporation for U.S. federal tax purposes, or that could impose U.S. federal income taxes in connection with the spin-off from OCI; and general economic conditions that are less favorable than expected. Consequently, all of the forward-looking statements made by IFCo, OCI, Darwin or CF in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Forward Looking Statements” and “Risk Factors” in CF’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC up to the date hereof, which are available at the SEC’s website http://www.sec.gov.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither IFCo, OCI, Darwin, nor CF undertake to update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transactions, Darwin will file with the SEC a registration statement on Form S-4 that will include as prospectuses a shareholder circular of OCI and a preliminary proxy statement of CF. After the registration statement has been declared effective by the SEC, the shareholder circular/prospectus will be mailed to OCI shareholders and a definitive proxy statement/prospectus will be mailed to CF shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. You may obtain a copy of the shareholder circular/prospectus and the proxy statement/prospectus (when available) and other related documents filed by OCI, Darwin and CF with the SEC regarding the proposed transactions, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to OCI’s Investor Relations department at investor.relations@oci.nl, tel. +31 6 1825 1367, or to CF’s Investor Relations department at investorrelations@cfindustries.com, tel. +1-847-405-2550. Copies of the shareholder circular/prospectus, the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein (when available) can also be obtained, free of charge, through OCI’s website at www.oci.nl under the heading “Investor Relations” and through CF’s website at www.cfindustries.com under the heading “CF Industries (CF) Investors” and then under the heading “SEC Filings”.

Participants in the Solicitation

OCI, Darwin, CF and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus/shareholder circular when it is filed with the SEC. You can find information about OCI’s executive and non-executive directors in its 2014 annual report filed on April 29, 2015 available on OCI’s website at www.oci.nl under the heading “Investor Relations” and about CF’s directors and executive officers in its definitive proxy statement filed with the SEC on April 2, 2015. You can obtain free copies of these documents from OCI or CF using the contact information above.

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